UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

IHARA CHEMICAL KOGYO Kabushiki Kaisha
(Name of Subject Company)

IHARA CHEMICAL INDUSTRY CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

KUMIAI CHEMICAL INDUSTRY CO., LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masashi Mochizuki
IHARA CHEMICAL INDUSTRY CO., LTD.
4-26, Ikenohata 1-chome, Taito-ku, Tokyo, Japan
(Telephone +81-3-3822-5223)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit 1.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X was filed with the Commission on September 21, 2016.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yoshitomo Koike
(Signature)

Yoshitomo Koike
Representative Director & President
KUMIAI CHEMICAL INDUSTRY CO., LTD.
(Name and Title)

September 20, 2016
(Date)

4

EXHIBIT 1

Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.

To shareholders in the United States:
This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

September 20, 2016
To All Concerned

Company: KUMIAI CHEMICAL INDUSTRY CO., LTD.
Representative: Yoshitomo Koike, Representative Director & President
(Code No. 4996, Tokyo Stock Exchange, First Section)
Inquiries to: Makoto Takagi, Managing Director and General Manager of General Affairs Department
(TEL: 03-3822-5036)

Company: IHARA CHEMICAL INDUSTRY CO., LTD.
Representative: Masashi Mochizuki, Representative Director, President & CEO
(Code No. 4989, Tokyo Stock Exchange, First Section)
Inquiries to: Yutaka Oishi, General Manager of General & Personnel Affairs Department
(TEL: 03-3822-5223)

Notice of Conclusion of Basic Agreement on Business Integration between KUMIAI CHEMICAL INDUSTRY CO., LTD. and IHARA CHEMICAL INDUSTRY CO., LTD.

KUMIAI CHEMICAL INDUSTRY CO., LTD. (“Kumiai Chemical Industry”) and IHARA CHEMICAL INDUSTRY CO., LTD. (“Ihara Chemical Industry”) announce that on this day they have entered into a basic agreement concerning a business integration of their companies based on a spirit of equality (the “Integration”). Going forward, the companies will proceed with detailed examinations and discussions, with the aim of concluding a final agreement for the Integration in mid-December 2016 and carrying out the Integration on May 1, 2017.

1.	Purpose of the Integration
Kumiai Chemical Industry and Ihara Chemical Industry have complemented each other’s roles in the course of conducting business together, under a system where manufacturing and sales are separated, with the companies jointly creating and developing new agricultural chemicals but with Ihara Chemical Industry manufacturing the active ingredients and Kumiai Chemical Industry handling commercialization and sales.
The agricultural chemical business, which is the core business of both companies, is currently undergoing major changes in its business environment in Japan. Meanwhile, worldwide, against a backdrop of population increases and economic growth in developing countries, the importance of agricultural production has been increasingly on the rise. Given the perpetually changing business environment surrounding the agriculture and agricultural chemical business both in Japan and worldwide, we have concluded that by deploying the following growth strategy, the integration of our companies will provide the best opportunity to win out over the competition and maximize corporate value:

(1)	Unify processes, which thus far have been handled separately, ranging from the creation of agricultural chemicals to active ingredient procurement, formulation and sales, so as to consolidate and maximally leverage management resources and thereby enhance competitiveness.
(2)	In the core agricultural chemical business, utilize the strong relationships of trust with customers, technologies, and know-how that we have cultivated thus far to raise our capacity to develop innovative agricultural chemicals, and to enhance and promote business in Japan as well as in countries and regions worldwide and in Asia in particular, thereby achieving continued growth.
(3)	In the fine chemicals business, utilize the strong relationships of trust with customers, technologies, and global procurement capabilities that we have cultivated thus far in order to maximize business value.
(4)	Through information centralization, make decisions quickly and precisely so as to minimize business risks; build a stable business foundation and expand our corporate scale through the appropriate allocation and effective use of integrated management resources.
(5)	Increase profitability using various cost reduction measures.
With our existing relationship of trust and close business ties, our companies will be integrating in a spirit of equality, aiming to quickly achieve synergies that benefit the stakeholders of both companies, with the cooperation of our management teams and employees.

2.	Overview of the Integration
(1)	Form of the Integration
Subject to the approval of the general meetings of our shareholders, we will be undertaking a merger in the spirit of equality (the “Merger”); in accordance with merger procedures, this will take the form of an absorption-type merger, with Kumiai Chemical Industry as the surviving company and Ihara Chemical Industry as the absorbed company.
Please note that in conjunction with the Merger, ordinary shares of Ihara Chemical Industry are to be delisted in accordance with the delisting criteria of the Tokyo Stock Exchange.
(2)	Post-Integration Management Structure
①	The representatives, officers, and organization of the integrated company as well as a trade name befitting the image of the new company will be decided going forward upon consultation between the companies.
②	The integrated company’s head office will be located in Taito Ward, Tokyo.
(3)	Swap Ratio for the Merger
The swap ratio for the Merger will be decided upon consultation between the companies, in light of the results of the due diligence to be conducted and the results of financial analyses performed by third party advisors.

3.	Schedule for the Integration
Board of Directors meetings for approval of basic agreement concerning the Integration	September 20, 2016
Conclusion of basic agreement concerning the Integration	September 20, 2016
Board of Directors meetings for approval of merger agreement (both companies)	Mid-December 2016 (tentative)
Conclusion of merger agreement	Mid-December 2016 (tentative)
General meetings of shareholders for approval of merger agreement (both companies)	End of January, 2017 (tentative)
Effective date of the Merger	May 1, 2017 (tentative)

※	Please note that should any unavoidable circumstances arise as we move ahead with these procedures, the schedule may be altered upon consultation between the companies.

4.	Integration Promotion Structure
A merger preparatory committee will be established for the smooth and rapid promotion of merger operations.

5.	Overview of the Party Companies
	Kumiai Chemical Industry	Ihara Chemical Industry
(1) Trade name	KUMIAI CHEMICAL INDUSTRY CO., LTD. (surviving company)	IHARA CHEMICAL INDUSTRY CO., LTD. (absorbed company)
(2) Business description	Manufacturing and sale of agricultural chemicals	Manufacturing and sale of agricultural chemical active ingredients and chemical products
(3) Date founded	June 20, 1949	November 24, 1965
(4) Location of head office	4-26 Ikenohata 1-chome, Taito-Ku, Tokyo	4-26 Ikenohata 1-chome, Taito-ku, Tokyo
(5) Name and title of representative	Yoshitomo Koike, Representative Director & President	Masashi Mochizuki, Representative Director, President & CEO
(6) Capital	4,534 million yen	2,764 million yen
(7) Number of outstanding shares	86,977,709 shares (as of April 30, 2016)	51,849,917 shares (as of April 30, 2016)
(8) Fiscal year end	October 31	October 31
(9) Number of employees	(Nonconsolidated) 400 (as of April 30, 2016）	(Nonconsolidated) 218 (as of April 30, 2016)
(10) Main business partners	National Federation of Agricultural Cooperative Associations, Ihara Chemical Industry	Kumiai Chemical Industry, PI Industries Limited
(11) Main banks	Norinchukin Bank, Suruga Bank, The Bank of Tokyo-Mitsubishi UFJ	Norinchukin Bank, Suruga Bank, Mizuho Bank
(12) Major shareholders and shareholding ratios
National Federation of Agricultural Cooperative
Associations
Japan Trustee Services Bank, Ltd.
(trust account)
J.P. MORGAN BANK LUXEMBOURG
S.A. 380578
JA Shizuoka Keizairen
Suruga Bank, Ltd.
Norinchukin Bank
CGML PB CLIENT ACCOUNT/
COLLATERAL
The Master Trust Bank of Japan
(trust account)
Japan Trustee Services Bank, Ltd.
(trust account 9)
Ihara Chemical Industry
(as of April 30, 2016)
30.49% 6.23% 3.68% 3.18% 3.00% 2.97% 2.36% 1.91% 1.86% 1.73%

Kumiai Chemical Industry
Japan Trustee Services Bank, Ltd.
(trust account)
CGML PB CLIENT ACCOUNT/
COLLATERAL
Norinchukin Bank
Kyoei Fire & Marine Insurance
Co., Ltd.
Suruga Bank, Ltd.
Nihon Insatsu Kogyo
Nippon Soda Co., Ltd.
The Dai-ichi Life Insurance
Company, Limited
Sumitomo Mitsui Trust Bank,
Limited
(as of April 30, 2016)
24.82% 6.33% 5.55% 4.34% 4.14% 2.30% 1.81% 1.41% 1.29% 1.23%

(13) Relationship between Party Companies
Capital Ties	Kumiai Chemical Industry (including its subsidiaries) holds 30.4% of the voting rights in Ihara Chemical Industry.
Personnel Ties	Kumiai Chemical Industry’s Representative Director and Chairman and its President also hold positions as directors at Ihara Chemical Industry.
Business Ties	Kumiai Chemical Industry purchases agricultural chemical active ingredients from Ihara Chemical Industry (term ended October 2015: 22,299 million yen)
Related Party Status	Ihara Chemical Industry is an equity-method affiliate of Kumiai Chemical Industry, and falls under the category of a related party.
(14) Business Performance and Financial Conditions for Past Three Years (Consolidated)
Fiscal year	Kumiai Chemical Industry			Ihara Chemical Industry
	ended October 31, 2013	ended October 31, 2014	ended October 31, 2015	ended October 31, 2013	ended October 31, 2014	ended October 31, 2015
Sales (million yen)	49,283	55,360	61,124	30,334	36,735	41,131
Operating profit (million yen)	2,105	2,629	3,723	2,118	3,443	4,933
Ordinary profit (million yen)	3,371	4,290	8,064	2,855	4,094	5,689
Net profit (million yen)	2,384	3,051	6,563	1,762	2,460	4,194
Net assets (million yen)	48,601	49,668	56,787	39,496	44,029	49,466
Total assets (million yen)	67,888	70,277	85,089	50,928	57,576	64,051
Net assets per share (yen)	572.78	586.61	671.94	803.38	880.67	992.63
Net profit per share (yen)	29.93	38.17	82.13	39.20	54.37	91.38
Dividends per share (yen)	6.00	7.00	8.00	5.00	10.00	12.00

End